UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Furniture Brands International, Inc.
(Name of Issuer)
Common Stock, US$1.00 Stated Value
(Title of Class of Securities)
360921100
(CUSIP Number)
Mr. Shan Huei Kuo
Samson Holding Ltd.
Level 28, Three Pacific Place
1 Queen’s Road East
Hong Kong
(852) 2980-1338

With a copy to:

Mr. James C. Lin
Davis Polk & Wardwell
18th Floor, The Hong Kong Club Building
3A Chater Road, Central
Hong Kong
(852) 2533-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Samson Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 7,221,373 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 7,221,373 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,221,373 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Advent Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 7,221,373 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 7,221,373 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,221,373 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Magnificent Capital Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 7,221,373 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 7,221,373 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,221,373 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Sun Fortune Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Trade Decade Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Mr. Shan Huei Kuo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 7,221,373 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 7,221,373 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,221,373 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Ms. Yi-Mei Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 7,221,373 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 7,221,373 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,221,373 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

This Amendment No. 2 amends the statement on Schedule 13D (the “Schedule 13D”) relating to the common stock, US$1.00 stated value (the “Shares”), of Furniture Brands International, Inc., a Delaware corporation (the “Issuer”), filed jointly with the Securities and Exchange Commission (the “SEC”) on October 1, 2007, as amended by Amendment No. 1 thereto filed jointly with the SEC on December 20, 2007, by (i) Samson Holding Ltd., a Cayman Islands company (“Samson Holding”), (ii) Advent Group Limited, a British Virgin Islands company (“Advent”), (iii) Magnificent Capital Holding Limited, a British Virgin Islands company (“Magnificent”), (iv) Sun Fortune Investments Limited, a British Virgin Islands company (“Sun Fortune”), (v) Trade Decade Limited, a British Virgin Islands company (“Trade Decade”), (vi) Mr. Shan Huei Kuo (“Mr. Kuo”), and (vii) Mr. Kuo’s wife, Ms. Yi-Mei Liu (“Ms. Liu”) (collectively, the “Reporting Persons”).  The Reporting Persons hereby amend Items 2, 4, 5 and 7 of the Schedule 13D as follows.

Item 2.  Identity and Background

The second sentence in Item 2 of the Schedule 13D is hereby deleted and replaced in its entirety by the following sentence:

Mr. Kuo and Ms. Liu may each be deemed to control Samson Holding, Advent and Magnificent, as Mr. Kuo and Ms. Liu each holds 50% of the equity interest in Magnificent, which holds approximately 70% of the equity interest in Advent, which in turn holds approximately 60% of the equity interest in Samson Holding.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On February 21, 2008, Samson Holding completed the purchase of 6,255,860 Shares from Sun Fortune and the purchase of 149,513 Shares from Trade Decade (collectively, the “Purchases”), pursuant to the purchase agreement dated December 19, 2007 by and among Samson Holding, Sun Fortune and Trade Decade (the “Purchase Agreement”).

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)  For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended:

(i) Samson Holding beneficially owns, and has shared power to vote, dispose or direct the disposition of, 7,221,373 Shares, representing approximately 14.9% of the outstanding Shares of the Issuer;

(ii) Advent, as a result of its ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 7,221,373 Shares beneficially owned by Samson Holding, representing approximately 14.9% of the outstanding Shares of the Issuer;

(iii) Magnificent, as a result of its indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 7,221,373 Shares beneficially owned by Samson Holding, representing approximately 14.9% of the outstanding Shares of the Issuer;

(iv) Mr. Kuo, as a result of his indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 7,221,373 Shares beneficially owned by Samson Holding, representing approximately 14.9% of the outstanding Shares of the Issuer; and

(v) Ms. Liu, as a result of her indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 7,221,373 Shares beneficially owned by Samson Holding, representing approximately 14.9% of the outstanding Shares of the Issuer.

The ownership percentages are calculated based on the number of outstanding Shares set forth in the Issuer’s Form 10-Q filed with the SEC on November 9, 2007.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, none of the directors and executive officers of the Reporting Persons, if applicable, beneficially owns any Shares.

(c)    On February 21, 2008, Samson Holding completed the Purchases of 6,255,860 Shares from Sun Fortune and 149,513 Shares from Trade Decade pursuant to the Purchase Agreement, for an aggregate consideration of US$60,590,985 (or US$9.4594 per Share), which was satisfied by the issue of 296,754,439 and 7,092,334 ordinary shares of Samson Holding to Sun Fortune and Trade Decade, respectively, at an issue price per share of HK$1.5558 (equivalent to approximately US$.1994, based on the HK$:US$ exchange rate of 7.8019:1.0000, as of 4:30 p.m., Hong Kong time, on the date of the Purchase Agreement), credited as fully paid.  The Purchases were effected in private transactions.

(d)    Inapplicable.

(e)    As of February 21, 2008, following the completion of the Purchases, each of Sun Fortune and Trade Decade ceased to be the beneficial owner of more than five percent of the Shares.  Accordingly, the Schedule 13D is hereby terminated with respect to Sun Fortune and Trade Decade, and this Amendment No. 2 constitutes the final amendment thereto filed by Sun Fortune and Trade Decade.

Item 7.  Material to be Filed as Exhibits

Exhibit A: Schedule 13D Joint Filing Agreement, dated February 22, 2008, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 22, 2008
Samson Holding Ltd.

By:	/s/ Mohamad Aminozzakeri
Name:	Mr. Mohamad Aminozzakeri
Title:	Executive Director

Advent Group Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Magnificent Capital Holding Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Sun Fortune Investments Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Trade Decade Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo

By:	/s/ Yi-Mei Liu
Name:	Ms. Yi-Mei Liu

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 22nd day of February, 2008.

Samson Holding Ltd.

By:	/s/ Mohamad Aminozzakeri
Name:	Mr. Mohamad Aminozzakeri
Title:	Executive Director

Advent Group Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Magnificent Capital Holding Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Sun Fortune Investments Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Trade Decade Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo

By:	/s/ Yi-Mei Liu
Name:	Ms. Yi-Mei Liu